Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
HMN Financial, Inc.:
We consent to the incorporation by reference in the registration statement (Nos. 333-88228, 33-94388, 33-94386, and 33-64232) on Form S-8 of HMN Financial, Inc. of our report dated March 4, 2008, with respect to the consolidated balance sheets of HMN Financial, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of HMN Financial, Inc.
Minneapolis, Minnesota
March 4, 2008